UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 28, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders’ Meeting
Dividend Announcement
SIGNATURES

Resolutions from the Annual Shareholders’ Meeting
At the Annual Shareholders’ Meeting of Siemens AG on January 26, 2010, resolutions were passed on Items 3 — 15 of the Agenda. The exact wording of the resolutions is set out in the Notice of Annual Shareholders’ Meeting furnished under cover of Siemens AG’s Form 6-K dated December 8, 2009. The following are the detailed voting results:
a)	Resolution on Item 3 of the Agenda (to resolve on the allocation of the net income of Siemens AG to pay a dividend)

Yes	No
99.657% (397,917,940)	0.343% (1,369,711)
b)	Resolution on Item 4 of the Agenda (to ratify the acts of the Managing Board):

Individual ratification of the acts of Peter Löscher:

Yes	No
98.977% (392,145,855)	1.023% (4,052,269)

Individual ratification of the acts of Wolfgang Dehen:

Yes	No
99.205% (392,896,701)	0.795% (3,147,678)

Individual ratification of the acts of Heinrich Hiesinger:

Yes	No
97.799% (387,280,920)	2.201% (8,714,586)

Individual ratification of the acts of Joe Kaeser:

Yes	No
97.542% (386,314,675)	2.458% (9,735,130)

Individual ratification of the acts of Barbara Kux:

Yes	No
99.016% (392,149,862)	0.984% (3,898,497)

Individual ratification of the acts of Jim Reid-Anderson:

Yes	No
98.995% (391,977,862)	1.005% (3,977,459)

Individual ratification of the acts of Hermann Requardt:

Yes	No
97.566% (386,414,106)	2.434% (9,639,845)

Individual ratification of the acts of Siegfried Russwurm:

Yes	No
99.197% (392,869,112)	0.803% (3,179,728)

Individual ratification of the acts of Peter Y. Solmssen:

Yes	No
98.993% (392,022,173)	1.007% (3,985,891)

c)	Resolution on Item 5 of the Agenda (to ratify the acts of the Supervisory Board):

Individual ratification of the acts of Gerhard Cromme:

Yes	No
97.509% (386,163,234)	2.491% (9,866,456)

Individual ratification of the acts of Berthold Huber:

Yes	No
97.904% (387,642,289)	2.096% (8,297,656)

Individual ratification of the acts of Ralf Heckmann:

Yes	No
97.933% (387,679,668)	2.067% (8,182,993)

Individual ratification of the acts of Josef Ackermann:

Yes	No
97.672% (386,765,323)	2.328% (9,217,075)

Individual ratification of the acts of Lothar Adler:

Yes	No
97.953% (387,808,299)	2.047% (8,106,268)

Individual ratification of the acts of Jean-Louis Beffa:

Yes	No
99.216% (392,786,015)	0.784% (3,104,975)

Individual ratification of the acts of Gerd von Brandenstein:

Yes	No
99.12% (348,074,716)	0.88% (3,088,736)

Individual ratification of the acts of Michael Diekmann:

Yes	No
99.011% (392,016,445)	0.989% (3,914,135)

Individual ratification of the acts of Hans Michael Gaul:

Yes	No
99.031% (392,055,627)	0.969% (3,834,887)

Individual ratification of the acts of Peter Gruss:

Yes	No
99.033% (392,045,862)	0.967% (3,827,426)

Individual ratification of the acts of Bettina Haller:

Yes	No
99.226% (392,827,257)	0.774% (3,064,323)

Individual ratification of the acts of Hans-Jürgen Hartung:

Yes	No
99.3% (393,106,797)	0.7% (2,770,666)

Individual ratification of the acts of Heinz Hawreliuk:

Yes	No
97.792% (387,101,396)	2.208% (8,738,537)

Individual ratification of the acts of Harald Kern:

Yes	No
99.22% (392,802,194)	0.78% (3,086,939)

Individual ratification of the acts of Nicola Leibinger-Kammüller:

Yes	No
99.223% (392,839,814)	0.777% (3,074,756)

Individual ratification of the acts of Werner Mönius:

Yes	No
99.223% (392,810,626)	0.777% (3,075,468)

Individual ratification of the acts of Håkan Samuelsson:

Yes	No
99.207% (392,775,556)	0.793% (3,138,296)

Individual ratification of the acts of Dieter Scheitor:

Yes	No
99.219% (392,787,912)	0.781% (3,090,841)

Individual ratification of the acts of Rainer Sieg:

Yes	No
99.224% (392,811,518)	0.776% (3,070,943)

Individual ratification of the acts of Birgit Steinborn:

Yes	No
97.812% (387,217,573)	2.188% (8,662,163)

Individual ratification of the acts of Lord lain Vallance of Tummel:

Yes	No
97.786% (387,129,915)	2.214% (8,763,221)

Individual ratification of the acts of Sibylle Wankel:

Yes	No
99.301% (393,077,580)	0.699% (2,768,849)

d)	Resolution on Item 6 of the Agenda (to resolve on the approval of the compensation system for Managing Board members)

Yes	No
89.647% (346,169,514)	10.353% (39,977,711)
e)	Resolution on Item 7 of the Agenda (to resolve on the appointment of independent auditors for the audit of the Annual and the Consolidated Financial Statements and for the review of the Interim Financial Statements)

Yes	No
99.41% (395,684,538)	0.59% (2,348,272)
f)	Resolution on Item 8 of the Agenda (to resolve on the authorization to repurchase and use Siemens shares and to exclude shareholders’ subscription and tender rights)

Yes	No
96.714% (384,110,969)	3.286% (13,050,342)
g)	Resolution on Item 9 of the Agenda (to resolve on the authorization to use equity derivatives in connection with the repurchase of Siemens shares pursuant to § 71 (1), no. 8 of the German Stock Corporation Act (AktG), and the exclusion of shareholders’ subscription and tender rights)

Yes	No
96.408% (383,377,780)	3.592% (14,282,860)
h)	Resolution on Item 10 of the Agenda (to resolve on the authorization of the Managing Board to issue convertible bonds and/or warrant bonds and exclude shareholders’ subscription rights, and to resolve on the creation of a Conditional Capital 2010 and related amendments to the Articles of Association)

Yes	No
92.927% (370,367,923)	7.073% (28,188,083)
i)	Resolution on Item 11 of the Agenda (to resolve on amendments to the Articles of Association to reflect the provisions of a new Act and to add flexibility to the voting process at the Annual Shareholders’ Meeting)

Yes	No
99.342% (394,661,290)	0.658% (2,612,552)
j)	Resolution on Item 12 of the Agenda (to resolve on the approval of settlement agreements with former board members):

Approval of settlement agreement with Karl-Hermann Baumann:

Yes	No
99.083% (392,947,259)	0.917% (3,634,706)

Approval of settlement agreement with Johannes Feldmayer:

Yes	No
99.106% (393,024,110)	0.894% (3,545,720)

Approval of settlement agreement with Klaus Kleinfeld:

Yes	No
99.14% (393,004,153)	0.86% (3,410,293)

Approval of settlement agreement with Edward G. Krubasik:

Yes	No
99.163% (393,237,371)	0.837% (3,320,394)

Approval of settlement agreement with Rudi Lamprecht:

Yes	No
99.165% (393,233,271)	0.835% (3,313,015)

Approval of settlement agreement with Heinrich v. Pierer:

Yes	No
99.077% (393,043,274)	0.923% (3,662,129)

Approval of settlement agreement with Jürgen Radomski:

Yes	No
99.107% (392,989,332)	0.893% (3,541,882)

Approval of settlement agreement with Uriel Sharef:

Yes	No
99.108% (393,006,493)	0.892% (3,537,604)

Approval of settlement agreement with Klaus Wucherer:

Yes	No
99.169% (393,358,033)	0.831% (3,298,153)
k)	Resolution on Item 13 of the Agenda (to resolve on the approval of a settlement agreement with D&O insurance carriers)

Yes	No
98.948% (391,936,605)	1.052% (4,168,251)
l)	Resolution on Item 14 of the Agenda (Upon request of the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”: Resolution on new rules governing Supervisory Board compensation)

Yes	No
8.434% (32,284,640)	91.566% (350,501,870)
m)	Resolution on Item 15 of the Agenda (Upon request of the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”: Resolution on an amendment to § 2 of the Articles of Association of Siemens AG)

Yes	No
6.658% (26,354,683)	93.342% (369,489,273)

Dividend Announcement
(The following is an English translation of the original German-language publication appearing in the Börsen-Zeitung)
Siemens
Siemens Aktiengesellschaft
Berlin and Munich
Nonnendammallee 101, 13629 Berlin / Wittelsbacherplatz 2, 80333 Munich
Dividend announcement
WKN 723610 / ISIN DE0007236101
The Annual Shareholders’ Meeting on January 26, 2010 resolved that the net income in the amount of €1,462,725,473.60 for the preceding fiscal year 2008/2009 shall be used to pay a dividend of €1.60 on each no-par value share entitled to receive a dividend. The amount attributable to the treasury stock held by the Company at the date of the Annual Shareholders’ Meeting will be carried forward.
The dividend is payable on January 27, 2010 after deduction of 25% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totaling 26.375%) and, if applicable, church tax on the withholding tax. Payment of the dividend will be effected by the depository bank via Clearstream Banking AG.
With this tax deduction, the German individual income tax on the recipient’s income from capital is deemed to be satisfied. Notwithstanding the above, upon request of the tax payer, the dividend together with any other income from capital can be included in an income tax assessment, if this leads to a lower individual income tax.
The deduction of the withholding tax as well as the solidarity surcharge are not applicable to domestic shareholders who have submitted to their depositary bank either a so-called non-assessment certification (“Nichtveranlagungsbescheinigung”) or a so-called tax exemption form (“Freistellungsauftrag”) with sufficient exemption volume.
In the case of foreign shareholders, the withholding tax, including the solidarity surcharge, can be reduced via an application for refund, subject to the applicable double taxation treaty between the Federal Republic of Germany and the relevant country.
Berlin and Munich, January 2010
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 28, 2010	/s/ Solms U. Wittig
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate & Finance

/s/ Dr. Christian A. Bleiweiss
	Name:	Dr. Christian A. Bleiweiss
	Title:	Senior Counsel, Head of Capital Markets (Legal Corporate & Finance)